Exhibit 99.1

Tuniu Announces Unaudited Second Quarter 2025 Financial Results

NANJING, China, August 15, 2025 - Tuniu Corporation (NASDAQ: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the second quarter ended June 30, 2025.

"We were pleased to see that the company maintained steady growth in the second quarter," said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. “Net revenues increased by 15.3% year-over-year, with revenues from packaged tours rising by 26.3%, and the company returned to profitability for the period. During the quarter we continued to strengthen the integration of our supply chain, products, and sales channels. In response to an increasingly diversified channel landscape, we leveraged our industry value chain advantages to develop differentiated products tailored to various customer segments. We also expanded the application of digital technologies across more business scenarios to enhance operational efficiency and customer experience. We will continue to build on Tuniu’s core strengths to drive growth during the peak travel season.”

Second Quarter 2025 Results

Net revenues were RMB134.9 million (US$18.8 million1) in the second quarter of 2025, representing a year-over-year increase of 15.3% from the corresponding period in 2024.

•	Revenues from packaged tours were RMB113.4 million (US$15.8 million) in the second quarter of 2025, representing a year-over-year increase of 26.3% from the corresponding period in 2024. The increase was primarily due to the growth of organized tours and self-drive tours.

•	Other revenues were RMB21.5 million (US$3.0 million) in the second quarter of 2025, representing a year-over-year decrease of 21.0% from the corresponding period in 2024. The decrease was primarily due to the decrease in the fees for advertising services provided to tourism boards and bureaus.

Cost of revenues was RMB48.9 million (US$6.8 million) in the second quarter of 2025, representing a year-over-year increase of 50.2% from the corresponding period in 2024. As a percentage of net revenues, cost of revenues was 36.2% in the second quarter of 2025, compared to 27.8% in the corresponding period in 2024.

Gross profit was RMB86.0 million (US$12.0 million) in the second quarter of 2025, representing a year-over-year increase of 1.9% from the corresponding period in 2024.

Operating expenses were RMB78.9 million (US$11.0 million) in the second quarter of 2025, representing a year-over-year increase of 58.0% from the corresponding period in 2024. The increase was primarily due to the net gain on disposals of subsidiaries of RMB24.6 million recorded in the corresponding period in 2024.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 7.1636 on June 30, 2025 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

•	Research and product development expenses were RMB16.4 million (US$2.3 million) in the second quarter of 2025, representing a year-over-year increase of 29.2%. The increase was primarily due to the increase in research and product development personnel related expenses. Research and product development expenses as a percentage of net revenues were 12.2% in the second quarter of 2025.

•	Sales and marketing expenses were RMB45.0 million (US$6.3 million) in the second quarter of 2025, representing a year-over-year increase of 11.9%. The increase was primarily due to the increase in sales and marketing personnel related expenses and promotion expenses. Sales and marketing expenses as a percentage of net revenues were 33.4% in the second quarter of 2025.

•	General and administrative expenses were RMB17.8 million (US$2.5 million) in the second quarter of 2025, representing a year-over-year decrease of 18.3%. The decrease was primarily due to the reversal of current expected credit losses allowance. General and administrative expenses as a percentage of net revenues were 13.2% in the second quarter of 2025.

Income from operations was RMB7.1 million (US$1.0 million) in the second quarter of 2025, compared to an income from operations of RMB34.5 million in the second quarter of 2024. Non-GAAP2 income from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB9.1 million (US$1.3 million) in the second quarter of 2025.

Net income was RMB14.1 million (US$2.0 million) in the second quarter of 2025, compared to a net income of RMB43.0 million in the second quarter of 2024. Non-GAAP net income, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB16.1 million (US$2.2 million) in the second quarter of 2025.

Net income attributable to ordinary shareholders of Tuniu Corporation was RMB14.5 million (US$2.0 million) in the second quarter of 2025, compared to a net income attributable to ordinary shareholders of Tuniu Corporation of RMB43.0 million in the second quarter of 2024. Non-GAAP net income attributable to ordinary shareholders of Tuniu Corporation, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB16.5 million (US$2.3 million) in the second quarter of 2025.

As of June 30, 2025, the Company had cash and cash equivalents, restricted cash, short-term investments and long-term deposits of RMB1.2 billion (US$172.0 million).

Business Outlook

For the third quarter of 2025, Tuniu expects to generate RMB199.0 million to RMB208.3 million of net revenues, which represents a 7% to 12% increase year-over-year compared with net revenues in the corresponding period in 2024. This forecast reflects Tuniu's current and preliminary view on the industry and its operations, which is subject to change.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Share Repurchase Update

In March 2024, the Company's Board of Directors authorized a share repurchase program (the “2024 Share Repurchase Program”) under which the Company may repurchase up to US$10 million worth of its ordinary shares or American depositary shares (“ADS”) representing ordinary shares. As of July 31, 2025, the Company had repurchased an aggregate of approximately 10.6 million ADSs for approximately US$9.9 million from the open market under the 2024 Share Repurchase Program.

In August 2025, the Company’s Board of Directors authorized a new share repurchase program under which the Company may repurchase up to US$10 million worth of its ordinary shares or ADSs representing ordinary shares, effective immediately upon the termination of the 2024 Share Repurchase Program.

The Company's proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Tuniu plans to fund the repurchases from its available cash balance.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on August 15, 2025, (8:00 pm, Beijing/Hong Kong Time, on August 15, 2025) to discuss the second quarter 2025 financial results.

To participate in the conference call, please dial the following numbers:

United States	1-888-346-8982
Hong Kong	852-301-84992
Mainland China	4001-201203
International	1-412-902-4272

Conference ID: Tuniu 2Q 2025 Earnings Conference Call

A telephone replay will be available one hour after the end of the conference call through August 22, 2025. The dial-in details are as follows:

United States	1-877-344-7529
International	1-412-317-0088

Replay Access Code: 8828112

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; Tuniu’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; government policies and regulations relating to Tuniu’s structure, business and industry; the impact of health epidemics on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to income from operations, net income, net income attributable to ordinary shareholders of Tuniu Corporation, which excludes share-based compensation expenses, amortization of acquired intangible assets, net gain on disposals of subsidiaries and impairment of property and equipment, net. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Tuniu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	465,004	438,084	61,154
Restricted cash	26,061	10,715	1,496
Short-term investments	432,823	626,588	87,468
Accounts receivable, net	43,313	63,580	8,875
Amounts due from related parties	752	548	76
Prepayments and other current assets	235,443	294,007	41,042
Total current assets	1,203,396	1,433,522	200,111

Non-current assets
Long-term investments	534,041	349,130	48,737
Property and equipment, net	32,849	19,839	2,769
Intangible assets, net	22,210	20,520	2,864
Land use right, net	88,467	-	-
Operating lease right-of-use assets, net	9,266	8,085	1,129
Other non-current assets	19,208	19,292	2,693
Total non-current assets	706,041	416,866	58,192
Total assets	1,909,437	1,850,388	258,303

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	36	36	5
Accounts and notes payable	290,112	348,323	48,624
Amounts due to related parties	3,121	4,257	594
Salary and welfare payable	23,148	20,470	2,858
Taxes payable	5,060	1,176	164
Advances from customers	247,151	193,413	26,999
Operating lease liabilities, current	2,994	3,163	442
Accrued expenses and other current liabilities	322,034	307,272	42,891
Total current liabilities	893,656	878,110	122,577

Non-current liabilities
Operating lease liabilities, non-current	1,680	1,373	192
Deferred tax liabilities	5,151	4,821	673
Total non-current liabilities	6,831	6,194	865
Total liabilities	900,487	884,304	123,442

Equity
Ordinary shares	249	249	35
Less: Treasury stock	(329,668)	(352,079)	(49,148)
Additional paid-in capital	9,146,928	9,119,636	1,273,052
Accumulated other comprehensive income	313,460	310,974	43,410
Accumulated deficit	(8,050,378)	(8,040,550)	(1,122,417)
Total Tuniu Corporation shareholders’ equity	1,080,591	1,038,230	144,932
Noncontrolling interests	(71,641)	(72,146)	(10,071)
Total equity	1,008,950	966,084	134,861
Total liabilities and equity	1,909,437	1,850,388	258,303

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$
Revenues
Packaged tours	89,782	98,969	113,404	15,831
Others	27,155	18,547	21,450	2,994
Net revenues	116,937	117,516	134,854	18,825
Cost of revenues	(32,530)	(48,169)	(48,865)	(6,821)
Gross profit	84,407	69,347	85,989	12,004

Operating expenses
Research and product development	(12,693)	(14,528)	(16,403)	(2,290)
Sales and marketing	(40,222)	(43,188)	(45,019)	(6,284)
General and administrative	(21,737)	(22,755)	(17,760)	(2,479)
Other operating income	24,735	326	312	44
Total operating expenses	(49,917)	(80,145)	(78,870)	(11,009)
Income/(Loss) from operations	34,490	(10,798)	7,119	995
Other income/(expenses)
Interest and investment income, net	8,221	7,829	7,279	1,016
Interest expense	(1,230)	(551)	(583)	(81)
Foreign exchange losses, net	(1,282)	(1,521)	(804)	(112)
Other income/(loss), net	1,822	(364)	(55)	(8)
Income/(loss) before income tax expense	42,021	(5,405)	12,956	1,810
Income tax expense	(459)	(52)	(274)	(38)
Equity in income of affiliates	1,438	105	1,423	199
Net income/(loss)	43,000	(5,352)	14,105	1,971
Net loss attributable to noncontrolling interests	(22)	(654)	(421)	(59)
Net income/(loss) attributable to ordinary shareholders of Tuniu Corporation	43,022	(4,698)	14,526	2,030

Net income/(loss)	43,000	(5,352)	14,105	1,971
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	4,301	(861)	(1,625)	(227)
Comprehensive income/(loss)	47,301	(6,213)	12,480	1,744

Net income/(loss) per ordinary share attributable to ordinary shareholders - basic and diluted	0.12	(0.01)	0.04	0.01
Net income/(loss) per ADS - basic and diluted*	0.36	(0.03)	0.12	0.03

Weighted average number of ordinary shares used in computing basic income/(loss) per share	363,061,543	348,847,377	343,694,559	343,694,559
Weighted average number of ordinary shares used in computing diluted income/(loss) per share	365,317,172	348,847,377	345,928,965	345,928,965

Share-based compensation expenses included are as follows：
Cost of revenues	65	65	65	9
Research and product development	65	65	65	9
Sales and marketing	31	31	32	4
General and administrative	1,429	1,230	1,244	174
Total	1,590	1,391	1,406	196

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended June 30, 2025
		Share-based	Amortization of acquired	Net gain on	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	disposals of subsidiaries	of property and equipment, net	Result
Income from operations	7,119	1,406	591	-	-	9,116

Net income	14,105	1,406	591	-	-	16,102

Net income attributable to ordinary shareholders	14,526	1,406	591	-	-	16,523

	Quarter Ended March 31, 2025
		Share-based	Amortization of acquired	Net gain on	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	disposals of subsidiaries	of property and equipment, net	Result
Loss from operations	(10,798)	1,391	764	-	3,316	(5,327)

Net (loss)/income	(5,352)	1,391	764	-	3,316	119

Net (loss)/income attributable to ordinary shareholders	(4,698)	1,391	764	-	3,316	773

	Quarter Ended June 30, 2024
		Share-based	Amortization of acquired	Net gain on	Impairment	Non-GAAP
	GAAP Result	Compensation	intangible assets	disposals of subsidiaries	of property and equipment, net	Result
Income from operations	34,490	1,590	828	(24,618)	-	12,290

Net income	43,000	1,590	828	(24,618)	-	20,800

Net income attributable to ordinary shareholders	43,022	1,590	828	(24,618)	-	20,822